Filed by Marshall & Ilsley Corporation

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Marshall & Ilsley Corporation

(Commission File No. 1-15403)

The following correspondence was sent to employees of Marshall & Ilsley Corporation.

Dear M&I Employees,

On Monday, September 24, Marshall & Ilsley Corporation began mailing a proxy statement related to its intention to separate Marshall & Ilsley Corporation and Metavante Corporation into separate public companies. This proxy statement was mailed to all M&I shareholders, including employees who participate in M&I’s Retirement Plan, Employee Stock Purchase Plan, or through personal investment strategies.

The proxy statement provides great detail on the proposed separation and distribution of shares and also provides notice of the special meeting of shareholders to be held on October 25, 2007. The meeting is expected to be brief, with no management presentations. The purpose of the event is to vote on the proposal to approve and adopt the investment agreement dated as of April 3, 2007, and adopt the transactions contemplated by the investment agreement, as well as approve any adjournments of the special meeting should a quorum for the meeting not be achieved.

Your vote is very important. We cannot complete the transaction unless an affirmative vote of the majority of the outstanding shares of M&I is received. Therefore, if you are a shareholder, please take a moment to review the materials your receive in the mail and vote your M&I shares either by mail, phone, or online. Voting instructions are included on the proxy card.

This is a very important time in the history of both M&I and Metavante, and the outcome of this special shareholder vote will have an impact on the success of both organizations going forward. Thank you in advance for voting your shares in a timely manner.

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In connection with the proposed transaction, Metavante Holding Company has filed a registration statement on Form S-4 (Registration No. 333-143143) with the Securities and Exchange Commission (SEC), which was declared effective on September 14, 2007. The registration statement contains a definitive proxy statement/prospectus-information statement. Investors are urged to carefully read the definitive proxy statement/prospectus-information statement and any other relevant documents filed with the SEC because they contain important information.

Investors may obtain the definitive proxy statement/prospectus-information statement and all relevant documents filed by Marshall & Ilsley Corporation (“M&I”), Metavante Holding Company or New M&I Corporation with the SEC free of charge at the SEC’s website www.sec.gov or from M&I Shareholder Relations at 770 North Water Street, Milwaukee, Wisconsin 53202, (414) 765-7700. The directors, executive officers and other members of management and employees of M&I, may be deemed to be participants in the solicitation of proxies from its shareholders in favor of the transactions. Information concerning persons who may be considered participants in the solicitation of M&I’s shareholders under the rules of the SEC is set forth in public filings filed by M&I with the SEC and are set forth in the definitive proxy statement/prospectus-information statement. Information concerning M&I’s participants in the solicitation is contained in M&I’s proxy statement on Schedule 14A, filed with the SEC on December 13, 2005, on March 13, 2007 and in the definitive proxy statement/prospectus-information statement, filed with the SEC on September 20, 2007.